FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 17, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Effective date of Part VII Scheme

Effective date of Part VII Scheme

On 23 September 2011, The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland N.V. (RBS N.V.) (formerly known as ABN AMRO Bank N.V.) announced that the Court of Session in Scotland (the “Court”) had approved an order under Part VII of the UK Financial Services and Markets Act 2000 (the “Act”) to sanction a banking business transfer scheme in respect of eligible business carried on in the UK by RBS N.V. (the “Part VII Scheme”).

RBS plc and RBS N.V. announce that the Part VII Scheme, as approved by the Court, took effect at 00:01hrs. on 17 October 2011 (the “Effective Date”).

Investors in securities originally issued by RBS N.V. and which RBS plc has become the issuer of pursuant to the Part VII Scheme should note that certain third parties (including stock exchanges and clearing systems) are updating their websites and systems to reflect the change of issuer. This may not be implemented immediately from the Effective Date. Investors should refer to the website http://www.investors.rbs.com/RBS_NV (for securities issued prior to 21 July 2011) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 21 July 2011) for information as to whether RBS plc has become the issuer of their securities from the Effective Date as a result of the Part VII Scheme.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer

If you are in any doubt as to whether there is any tax or other impact on you as a result of the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	17 October 2011	By:	/s/ Paul Bull
			Name:	Paul Bull
			Title:	Head of RBS N.V. Financial & Regulatory Reporting